EDESA BIOTECH, INC.

100 Spy Court

Markham, Ontario, Canada L3R 5H6

September 10, 2019

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:
Edesa Biotech, Inc.
Registration Statement on Form S-3 (File No. 333-233567)
Acceleration Request
Requested Date:
September 12, 2019
Requested Time:
4:00 p.m. Eastern Time

Ladies and Gentlemen:

Edesa Biotech, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-233567) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as possible.

                                                                                                       Very truly yours,

EDESA BIOTECH, INC.

Date: September 10, 2019	By:	/s/ Kathi Niffenegger
Kathi Niffenegger
Chief Financial Officer